

November 24, 2014

VIA E-mail
Charles Farrahar
Chief Financial Officer
Medovex Corp.
1735 Buford Hwy., Ste 215-113
Cumming, Georgia 30041

      Re: Medovex Corp
                Amendment No. 2 to Registration Statement on Form S-1
                Filed September 8, 2014
                File No. 333-198621

Dear Mr. Farrahar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

1. We note that your total current assets as of September 30, 2014 are $768,516, consisting of $767,941 of cash and $575 of prepaid expenses. However, we also note you have disclosed that your total current assets are $7,687,516 as of September 30, 2014. Please revise your filing to disclose the actual amount of your total current assets as of September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at 202-551-3639 or Jay Webb at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: via Email   Harvey Kesner, Esq.
                Arthur S. Marcus, Esq.